Suite 3120, Park Place, 666 Burrard Street,
Vancouver, British Columbia  Canada  V6C 2X8
Tel:  (604) 687-6600/Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932/Email:  info@aurizon.com
Web Site:  www.aurizon.com

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1.

I, the undersigned shareholder, consent to receiving a document to which I am entitled, electronically rather than by mail.  I understand that the documents I am entitled to receive are determined by the class of shares I hold and may include:

  Aurizon’s Quarterly Financial Report.

  Aurizon’s Annual Financial Report (including Annual Financial Statements and Management’s Discussion and Analysis).

  Notice of Aurizon’s Annual or Special Meeting of Shareholders and related proxy circular (when permitted by law).

  Aurizon’s Supplemental Mailing List Return Card.

  Other corporate information about Aurizon Mines Ltd.

2.

I understand and agree that Aurizon will notify me that a document that I am entitled to receive is available at Aurizon’s website www.aurizon.com once Aurizon has filed the documents with securities regulators.  I agree that notification will be sent to me at my
e-mail address set out below or in such other manner as Aurizon may determine.

3.

I acknowledge that access to Internet e-mail and the worldwide web is required in order to access a document electronically and I confirm that I have such access.

4.

I understand and agree that:

  Any e-mail notice or other notification will not contain an actual document.

  Any e-mail notice or other notification will contain Aurizon’s web address (or hyperlink) identifying where a document is located.

  By entering Aurizon’s web address into my web browser, I can access, view, download, and print a document from my computer.

  A document distributed electronically will be in Adobe’s Portable Document Format (PDF).

  The Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s website at www.adobe.com.

5.

I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling Aurizon at
604-687-6600 or 1-888-411-GOLD (4653) or by sending a fax at 604-687-3932.  My request can also be made through Aurizon’s website at www.aurizon.com or by regular mail to Aurizon Mines Ltd., Suite 3120, 666 Burrard Street, Vancouver, B.C. V6C 2X8.

6.

I understand and agree that:

  At any time and without giving me advance notice, Aurizon may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me.

  If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7.

I understand that Aurizon will maintain, on its website, any document sent to me electronically, for a least six months from the date of posting to the website.

8.

I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, any time by notifying Aurizon Mines Ltd. by telephone: 604-687-6600 or 1-888-411-4653; by fax: 604-687-3932; by email:  requestinfo@aurizon.com; or by regular mail to Aurizon Mines Ltd., Suite 3120, 666 Burrard Street, Vancouver, B.C. V6C 2X8.  I understand that if I change my e-mail address or revoke or modify my consent, I must notify Aurizon and Aurizon must actually receive and acknowledge my notification for my request to be effective.

9.

I understand that I am not required to consent to electronic delivery.

I am a shareholder of Aurizon Mines Ltd.  I have read and understand the terms of this “Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Name:

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